Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

José Luis Ronsini

CFO – Grupo Financiero Galicia S.A.

Telefax: (5411) 4343-7528

Pablo Firvida

Institutional Relations Manager

Tel.: (54-11) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

THIRD QUARTER, ENDED ON SEPTEMBER 30, 2017

Buenos Aires, Argentina, November 9, 2017 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) announced its financial results for the third quarter ended on September 30, 2017 (or “the quarter”).

HIGHLIGHTS

•	Net income for the quarter ended September 30, 2017, amounted to Ps.2,217 million, a 45.6% increase from the Ps.1,523 million profit recorded in the third quarter of the 2016 fiscal year. The profit per share for the quarter amounted to Ps.1.57, compared to Ps.1.17 per share for the same quarter of the 2016 fiscal year.

•	The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.2,017 million (+62.3%), in Sudamericana Holding S.A., for Ps.83 million (-52.8%), and in Galicia Administradora de Fondos S.A., for Ps.113 million (+98.2%), which was also increased by financial income of Ps.10 million and partially offset by administrative expenses of Ps.19 million.

•	During the quarter Grupo Financiero Galicia increased its capital through the primary offering and issuance of 109,999,996 shares and, after the end of the quarter, the underwriters exercised their green shoe option to purchase an additional 16,500,004.

•	As of September 30, 2017, Grupo Financiero Galicia and its subsidiaries had a staff of 11,767 employees, a network of 637 branches and other points of contact with clients and managed 4.4 million deposit accounts and 13.5 million credit cards.

CONFERENCE CALL

On Friday, November 10, 2017 at 11:00 A.M. Eastern Standard Time (1:00 PM Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review the results of the quarter. The call-in number is: 323-794-2093 - Conference ID: 8740273.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table I: Net Income by Business	FY2017		FY2016	Variation (%)(*)
	3rd Q	2nd Q	3rd Q	3Q17 vs 2Q17	3Q17 vs 3Q16
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	2,017	1,664	1,243	21.2	62.3
Sudamericana Holding S.A.	83	101	176	(17.8)	(52.8)
Galicia Administradora de Fondos S.A.	113	98	57	15.3	98.2
Other companies (1)	19	10	15	90.0	26.7
Deferred tax adjustment (2)	(5)	(3)	82	66.7	(106.1)

Administrative Expenses	(19)	(20)	(18)	(5.0)	5.6

Financial Results	10	(13)	(31)	(176.9)	(132.3)

Other income and expenses	(1)	(2)	(1)	(50.0)	—

Net Income	2,217	1,835	1,523	20.8	45.6

(*)	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañĺa Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%), and beginning in May 2017 in Galicia Valores S.A. (1%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2017	FY2016	Nine Months Ended
Principal Indicators	3rd Q	3rd Q	09/30/17	09/30/16
Earnings per Share
Average Shares Outstanding (in thousands)	1,410,265	1,300,265	1,410,265	1,300,265
Earnings per Share (1)(2)	1.57	1.17	4.01	3.27
Book Value per Share(1)	24.96	14.29	24.96	14.29

Closing Price
Shares - Buenos Aires Stock Exchange	89.20	47.00
ADS - Nasdaq (in dollars)	51.54	31.11

Price/Book Value	3.57	3.29

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	502	393	577	490
Nasdaq (3)	4,842	2,205	4,422	3,008

Profitability (%)
Return on Average Assets (4)	3.79	3.54	3.33	3.44
Return on Average Shareholders’ Equity (4)	33.79	34.27	32.27	34.48

(1)	10 ordinary shares = 1 ADS.
(2)	Earnings for the period divided by the shares outstanding at the end of the period.
(3)	Expressed in equivalent shares.
(4)	Annualized.

In the third quarter of the 2017 fiscal year, Grupo Financiero Galicia recorded a Ps.2,217 million profit, which represented a 3.79% annualized return on average assets and a 33.79% return on average shareholder’s equity.

This result was mainly due to profits from its interest in Banco Galicia, for Ps.2,017 million, which represented 91% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

	In millions of pesos
	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Consolidated Balance Sheet
Cash and due from Banks	36,152	33,334	50,221	61,166	28,312
Government and Corporate Securities	32,221	29,717	25,590	13,701	23,354
Net Loans	173,744	159,873	146,443	137,452	118,959
Other Receivables Resulting from Financial Brokerage	18,412	17,486	20,773	18,178	16,440
Equity Investments in other Companies	28	45	54	53	52
Bank Premises and Equipment, Miscellaneous and Intangible Assets	7,866	7,485	7,098	6,678	6,131
Other Assets	5,979	5,233	5,849	5,023	4,754

Total Assets	274,402	253,173	256,028	242,251	198,002

Deposits	164,415	158,152	158,652	151,688	117,408
Other Liabilities Resulting from Financial Brokerage	59,226	57,654	62,480	57,794	50,504
Subordinated Notes	4,360	4,261	3,865	5,805	3,837
Other Liabilities	9,440	7,972	7,520	5,149	6,343
Minority Interest	1,766	1,585	1,558	1,462	1,329

Total Liabilities	239,207	229,624	234,075	221,898	179,421

Shareholders´ Equity	35,195	23,549	21,953	20,353	18,581

Consolidated Income Statement
Financial Income	11,289	10,725	9,988	9,502	9,216
Financial Expenses	(4,799)	(4,777)	(5,117)	(4,515)	(5,186)

Gross Brokerage Margin	6,490	5,948	4,871	4,987	4,030

Provisions for Loan Losses	(1,131)	(1,449)	(1,157)	(1,311)	(881)
Income from Services, Net	3,544	3,594	3,461	3,169	2,927
Income from Insurance Activities	471	515	525	615	611
Administrative Expenses	(5,686)	(5,735)	(5,131)	(5,054)	(4,552)
Minority Interest	(181)	(95)	(181)	(133)	(105)
Income from Equity Investments	42	163	6	2	2
Net Other Income	110	(12)	178	474	346
Income Tax	(1,442)	(1,094)	(971)	(977)	(855)

Net Income	2,217	1,835	1,601	1,772	1,523

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Grupo Financiero Galicia S.A. – Additional Information

	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Physical Data (Number of)
Employees	11,767	11,771	11,828	11,956	12,074
Banco Galicia	6,160	6,023	5,939	5,799	5,781
Regional Credit-Card Companies	4,073	4,211	4,316	4,571	4,688
Compañía Financiera Argentina	1,111	1,107	1,153	1,164	1,189
Sudamericana Holding	378	383	375	374	365
Galicia Administradora de Fondos	16	18	16	16	18
Other companies	29	29	29	32	33

Branches	555	550	549	542	536
Bank Branches	285	279	279	279	269
Regional Credit-Card Companies	207	208	207	206	210
Compañía Financiera Argentina	63	63	63	57	57

Other Points of Sale	82	85	85	120	126
Regional Credit-Card Companies	51	54	54	83	89
Compañía Financiera Argentina	31	31	31	37	37

Deposit Accounts (in thousands)	4,421	4,284	4,149	4,018	3,990

Credit Cards (in thousands)	13,534	13,564	13,703	14,310	14,525

Banco Galicia	3,982	3,889	3,797	3,675	3,637
Regional Credit-Card Companies	9,336	9,483	9,729	10,459	10,717
Compañía Financiera Argentina	216	192	177	176	171

Inflation and Exchange Rates
Retail Price Index (%)	5.12	5.36	6.26	5.26	3.43
Wholesale Price Index (I.P.I.M.) (%)	5.59	3.33	4.15	2.52	3.52
C.E.R. Coefficient (%)	4.29	7.02	4.64	4.49	7.37
Exchange Rate (Pesos per U$S) (1)	17.3183	16.5985	15.3818	15.8502	15.2633

Rates
Badlar (quarterly averages) (2)	20.77	19.58	19.76	21.07	24.60
Credit Line for Investment Projects (established by regulations) (3)	17.00	17.00	17.00	17.00	22.00

(1)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(2)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(3)	From October 1 until October 31, 2016, the rate was 22%.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the third quarter amounted to Ps.2,017 million, Ps.774 million (62.3%) higher than in the same quarter of the 2016 fiscal year.

•	The growth in results when compared to the third quarter of the 2016 fiscal year was mainly due to the 41.7% growth in net operating income,(1) due to the higher level of intermediation with the private sector, partially offset by the 28.4% increase in provisions for loan losses and by the 25.1% increase in administrative expenses, due to the higher level of activity and to the evolution of expenses.

•	The credit exposure to the private sector reached Ps.198,580 million, up 45.5% during the last twelve months, and deposits reached Ps.164,518 million, up 39.7% during the same period. As of September 30, 2017, the Bank’s estimated market share of loans to the private sector was 9.81% while its estimated market share of deposits from the private sector was 9.49%.

•	The non-accrual loan portfolio represented 3.27% of total loans to the private sector, recording a decrease of 17 basis points (“bp”) from the 3.44% recorded at the end of the same quarter of the 2016 fiscal year, while its coverage with allowances for loan losses reached 101.91%, 1.20 percentage points (“pp”) higher than a year before.

•	In the framework of the Credit Line for Production Financing and Financial Inclusion, as of September 30, 2017, the Bank granted the mandatory amount established by regulations in force. As of the end of the quarter, the outstanding amount of loans granted within the framework of this credit line reached Ps.9,031 million.

•	As of the end of the quarter, shareholders’ equity amounted to Ps.24,067 million, and the computable capital was Ps.27,439 million, representing a Ps.7,353 million (or 36.6%) excess over the capital requirement, and reaching a regulatory capital ratio of 11.20%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A., consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco de Galicia y Buenos Aires S.A., Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A.,(*) Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
(*)	On March 30, 2017, Tarjetas del Mar S.A. was no longer consolidated by Banco Galicia, due to its sale.

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RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results	FY2017		FY2016	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q17 vs 2Q17	3Q17 vs 3Q16
Net Financial Income	6,365	5,860	3,954	8.6	61.0
Net Income from Services	3,592	3,673	3,071	(2.2)	17.0
Provisions for Loan Losses	(1,131)	(1,449)	(881)	(21.9)	28.4
Administrative Expenses	(5,487)	(5,533)	(4,385)	(0.8)	25.1

Operating Income	3,339	2,551	1,759	30.9	89.8

Net Other Income / (Loss)(*)	(20)	126	297	(115.9)	(106.7)
Income Tax	(1,302)	(1,013)	(813)	28.5	60.1

Net Income	2,017	1,664	1,243	21.2	62.3

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV Profitability and Efficiency	FY2017	FY2016	Nine Months Ended
	3rd Q	3rd Q	09/30/17	09/30/16
Return on Average Assets (*)	3.52	2.90	3.09	2.89
Return on Average Shareholders’ Equity (*)	34.68	29.60	32.04	30.33
Financial Margin (*) (1)	13.36	11.93	12.93	11.46
Net Income from Services as a % of Operating Income (2)	36.08	43.72	38.97	42.13
Net Income from Services as a % of Administrative Expenses	65.46	70.03	68.16	67.11
Administrative Expenses as a % of Operating Income (2)	55.11	62.42	57.18	62.77

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the third quarter of the 2017 fiscal year, the Bank recorded a Ps.2,017 million profit, Ps.774 million (62.3%) higher than the Ps.1,243 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.2,932 million increase in operating income, which was mainly offset by increases of Ps.1,102 million in administrative expenses, Ps.250 million in provisions for loan losses and Ps.489 million in income tax.

The operating income for the third quarter of the 2017 fiscal year totaled Ps.9,957 million, up 41.7% from the Ps.7,025 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.2,411 million or 61.0%) and a higher net income from services (up Ps.521 million or 17.0%).

The net financial income for the quarter included a Ps.669 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.42 million profit in the third quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.521 million profit from FX brokerage and a Ps.148 million profit from the valuation of the foreign-currency net position and the results of foreign-currency forward transactions, compared to a Ps.275 million profit and a Ps.233 million loss, respectively, in the third quarter of the 2016 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.5,696 million, which represented a Ps.1,784 million (45.6%) increase as compared to the Ps.3,912 million of income recorded in the same quarter of the 2016 fiscal year, as a consequence of the increase in the portfolio of loans to the private sector together with a higher spread.

6

	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V Average Balances,	FY2017						FY2016
	3rd Q		2nd Q		1st Q		4th Q		3rd Q
Yield and Rates(*)	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	190,544	21.78	174,010	22.85	162,016	22.86	148,022	24.04	132,519	26.33
Government Securities	20,297	23.08	19,417	22.33	16,386	20.14	18,164	20.52	17,197	28.09
Loans	165,388	21.52	150,387	22.85	139,593	23.08	127,732	24.48	112,654	26.05
Financial Trusts Securities	260	13.28	368	18.29	452	23.88	532	22.82	614	14.97
Other Interest-Earning Assets	4,599	25.87	3,838	25.93	5,585	25.14	1,594	29.35	2,054	29.89

Interest-Bearing Liabilities	150,042	10.70	137,869	10.96	128,575	12.03	109,386	13.58	104,004	16.44
Current Accounts	5,257	0.01	1,756	0.10	1,244	—	—	—	—	—
Saving Accounts	61,630	0.08	51,760	0.08	42,086	0.10	34,496	0.09	29,190	0.13
Time Deposits	56,403	19.23	58,521	17.66	59,341	18.38	52,338	20.68	53,492	24.31
Debt Securities	19,617	21.00	19,283	19.38	17,131	16.42	16,761	16.87	16,777	18.19
Other Interest-Bearing Liabilities	7,135	14.46	6,549	15.22	8,773	19.50	5,791	20.35	4,545	22.09

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.58,025 million (43.8%) as compared to the third quarter of the previous fiscal year, primarily as a consequence of the Ps.52,734 million increase in the average portfolio of loans to the private sector (46.8%). Interest-bearing liabilities increased Ps.46,038 million (44.3%) during the same period, primarily due to a Ps.32,440 million increase in the average balances of saving deposits (111.1%), which was mainly due to the Tax Amnesty Law.

The average yield on interest-earning assets for the third quarter of the 2017 fiscal year was 21.78%, with a 455 bp decrease compared to the same quarter of the prior year, mainly due to decreases of 453 bp in the interest rate on loans and of 501 bp in the interest rate on government securities. Likewise, the average cost of interest-bearing liabilities was 10.70%, with a 574 bp decrease compared to the third quarter of the prior year due to the decrease in the average interest rate of most of its components, particularly including on time deposits for 508 bp.

	In millions of pesos
Table VI	FY2017			FY2016
Income from Services, Net	3rd Q	2nd Q	1st Q	4th Q	3rd Q
National Cards	1,279	1,197	1,370	1,337	1,181
Regional Credit Cards	1,910	1,958	1,808	1,838	1,626
CFA	115	108	105	103	97
Deposit Accounts	932	919	804	706	685
Insurance	133	141	155	153	149
Financial Fees	51	45	39	37	45
Credit-Related Fees	190	199	121	145	102
Foreign Trade	130	108	106	92	102
Collections	129	123	113	101	101
Utility-Bills Collection Services	120	90	82	75	66
Mutual Funds	33	30	26	22	17
Other	302	276	262	253	190

Total Income	5,324	5,194	4,991	4,862	4,361

Total Expenditures	(1,732)	(1,521)	(1,383)	(1,449)	(1,290)

Income from Services, Net	3,592	3,673	3,608	3,413	3,071

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Net income from services amounted to Ps.3,592 million, up 17.0% from the Ps.3,071 million recorded in the third quarter of the previous fiscal year. The increases of fees which stood out were those related to regional credit cards (17.5%), deposit accounts (36.1%) and credit (86.3%).

Provisions for loan losses for the third quarter of the 2017 fiscal year amounted to Ps.1,131 million, Ps.250 million higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Administrative expenses for the quarter totaled Ps.5,487 million, up 25.1% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,944 million, growing 23.5%, mainly as a consequence of salary increase agreements with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses amounted to Ps.2,543 million, with a Ps.541 million (27.0%) increase as compared to the Ps.2,002 million from the third quarter of the 2016 fiscal year, mainly due to increases in cash transportation, electricity and communications, security services, maintenance and taxes, due to the increase in the level of activity and of expenses related to services provided to the Bank.

The income tax charge was Ps.1,302 million, Ps.489 million higher than in the third quarter of the 2016 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Loans	179,715	165,886	151,604	142,158	123,219
Financial Leases	1,467	1,230	987	972	865
Corporate Securities	1,305	757	658	1,220	815
Other Financing (*)	16,093	14,261	12,489	13,045	11,567

Total Credit	198,580	182,134	165,738	157,395	136,466

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of September 30, 2017, the Bank’s total exposure to the private sector reached Ps.198,580 million, with an increase of 45.5% from a year before and of 9.0% during the quarter.

Total loans include Ps.30,844 million corresponding to the regional credit card companies, which registered a 13.2% increase during the last twelve months and a 1.6% increase during the quarter.(*) They also include Ps.6,984 million from CFA, which increased 54.3% during year and 6.8% during the quarter.

	Percentages
Table VIII Market Share (*)	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Loans	9.92	10.15	10.17	9.79	9.16
Loans to the Private Sector	9.81	10.40	10.32	10.12	9.73

(*)	Banco de Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

(*)	For comparative purposes loans granted by Tarjetas del Mar S.A. were not considered.

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The Bank’s market share of loans to the private sector as of September 30, 2017, without considering those granted by the regional credit card companies, was 9.81%, compared to 10.40% from June 30, 2017, and to 9.73% from September 30, 2016.

	In millions of pesos
Table IX	FY2017			FY2016
Loans by Type of Borrower	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Large Corporations	31,470	32,456	24,641	22,434	21,023
SMEs	42,308	39,140	37,128	34,411	28,115
Individuals	96,662	90,247	84,773	81,978	71,327
Financial Sector	9,275	4,043	5,062	3,335	2,754

Total Loans	179,715	165,886	151,604	142,158	123,219

Allowances	5,982	5,962	5,166	4,707	4,265

Total Loans, Net	173,733	159,924	146,438	137,451	118,954

	In millions of pesos
Table X	FY2017			FY2016
Loans by Sector of Activity	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Financial Sector	9,275	4,043	5,062	3,335	2,754
Services	10,559	10,416	7,884	8,593	6,159
Agriculture and Livestock	15,255	14,442	13,536	11,921	8,424
Consumer	96,696	90,291	84,557	82,730	71,907
Retail and Wholesale Trade	17,078	16,265	13,437	13,140	11,168
Construction	2,041	1,878	1,375	1,177	1,105
Manufacturing	24,709	24,098	22,678	19,452	19,701
Other	4,102	4,453	3,075	1,810	2,001

Total Loans	179,715	165,886	151,604	142,158	123,219

Allowances	5,982	5,962	5,166	4,707	4,265

Total Loans, Net	173,733	159,924	146,438	137,451	118,954

During the year, loans to the private sector registered growth mainly in those granted to individuals (35.5%), to SMEs (50.5%) and to large corporations (49.7%). By sector of activity, the higher growth was recorded in the consumer sector (34.5%), the agricultural and livestock sector (81.1%), the financial sector (236.8%) and the retail and wholesale trade sector (52.9%).

	In millions of pesos
Table XI	FY2017			FY2016
Exposure to the Argentine Public Sector (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Government Securities’ Net Position	23,007	22,111	19,539	15,320	17,795

Lebac	16,538	14,539	13,174	10,241	12,095
Other	6,469	7,572	6,365	5,079	5,700

Other Receivables Resulting from Financial Brokerage	485	665	653	833	769
Trust Certificates of Participation and Securities	218	330	428	515	592
Other	267	335	225	318	177

Total Exposure	23,492	22,776	20,192	16,153	18,564

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of September 30, 2017, the Bank’s exposure to the public sector amounted to Ps.23,492 million, recording a 26.5% increase during the last twelve months, due to a higher holding of Lebac. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.6,954 million (2.6% of total assets), while as of September 30, 2016, it amounted to Ps.6,469 million (3.3% of total assets).

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	In millions of pesos
Table XII	FY2017			FY2016
Deposits (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
In Pesos	110,966	110,552	109,702	100,980	93,758
Current Accounts	29,239	29,327	27,461	28,136	24,256
Saving Accounts	28,758	30,514	22,791	26,639	20,476
Time Deposits	50,886	48,748	56,975	43,781	47,052
Other	2,083	1,963	2,475	2,424	1,974

In Foreign Currency	53,552	48,071	49,173	51,067	24,029

Total Deposits	164,518	158,623	158,875	152,047	117,787

(*)	Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of September 30, 2017, the Bank’s deposits amounted to Ps.164,518 million, representing a 39.7% increase during the last twelve months, as a consequence of the 18.4% increase of peso-denominated deposits and of 122.9% increase of dollar-denominated deposits, mainly due to the Tax Amnesty Law. During the quarter, deposits recorded an increase of 3.7%, with a growth of 0.4% for peso-denominated deposits and an increase of 11.4% for dollar-denominated deposits, due to a higher balance of time deposits, which increased Ps.2,138 million (4.4%), partially offset by a Ps.1,844 million (3.1%) decrease in transactional deposits (current accounts and saving accounts).

	Percentages
Table XIII	FY2017			FY2016
Market Share (*)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Total Deposits	7.56	7.69	7.68	7.94	7.62
Private Sector Deposits	9.49	9.50	10.21	9.96	9.26

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of September 30, 2017, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.49%, compared to 9.50% for the prior quarter and to 9.26% from a year before.

	In millions of pesos
Table XIV	FY2017			FY2016
Other Financial Liabilities	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Domestic Financial Institutions and Credit Entities	3,402	3,265	4,818	4,095	2,534
Foreign Financial Institutions and Credit Entities	3,593	2,729	2,195	2,213	2,039
Notes(*)	19,678	19,327	18,025	17,339	16,589
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	8,143	9,087	13,727	8,555	10,024
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	20,430	18,681	18,623	20,813	16,693
Other	9,156	8,993	9,063	9,432	7,030

Total	64,402	62,082	66,451	62,447	54,909

(*)	Includes subordinated notes.

As of September 30, 2017, other financial liabilities amounted to Ps.64,402 million, Ps.9,493 million or 17.3% higher than the Ps.54,909 million recorded a year before. This growth was mainly due to the increase of (i) financing from merchants in connection with credit card activities, for Ps.3,737 million, and (ii) notes, for Ps.3,089, related to transactions of CFA partially offset by the amortizations made during the last twelve months.

10

As of September 30, 2017, the Bank had 4.4 million deposit accounts, which represent an increase of approximately 431,000 accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.5 million, 991,000 less than those managed a year before, mainly due to the sale of Tarjetas del Mar S.A., which managed 447,000 credit cards as of the end of September 2016.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV	FY2017			FY2016
Loan Portfolio Quality	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Non-Accrual Loans (*)	5,870	5,961	5,160	4,704	4,235
With Preferred Guarantees	118	106	93	96	106
With Other Guarantees	137	106	99	88	68
Without Guarantees	5,615	5,749	4,968	4,520	4,061

Allowance for Loan Losses	5,982	5,962	5,166	4,707	4,265

Non-Accrual Loans to Private-Sector Loans (%)	3.27	3.59	3.40	3.31	3.44
Allowance for Loan Losses to Private-Sector Loans (%)	3.33	3.59	3.41	3.31	3.46
Allowance for Loan Losses to Non-Accrual Loans (%)	101.91	100.02	100.12	100.06	100.71
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	4.34	3.56	3.72	3.91	4.11

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.5,870 million as of September 30, 2017, representing 3.27% of total loans to the private-sector, decreasing 17 bp from the 3.44% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 101.91% as of September 30, 2017, compared to 100.71% from a year before.

In terms of total Credit (defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 2.98% of total credit to the private-sector, and its coverage with allowances for loan losses reached 102.75%, compared to 3.13% and 101.68% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.2,719 million as of September 30, 2017, increasing 59.6% during the last twelve months, representing 1.91% of total loans to the private-sector, compared to the 1.85% ratio recorded a year before. The coverage with allowances for loan losses reached 113.17%, compared to 115.73% a year before.

	In millions of pesos
Table XVI	FY2017			FY2016
Consolidated Analysis of Loan Loss Experience	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Allowance for Loan Losses at the Beginning of the Quarter	5,962	5,166	4,707	4,265	4,021

Changes in the Allowance for Loan Losses
Provisions Charged to Income	1,011	1,354	1,082	1,249	844
Provisions Reversed	—	—	—	(54)	(45)
Charge Offs	(991)	(558)	(623)	(753)	(555)

Allowance for Loan Losses at Quarter End	5,982	5,962	5,166	4,707	4,265

Charge to the Income Statement
Provisions Charged to Income	(1,011)	(1,354)	(1,082)	(1,249)	(844)
Direct Charge Offs	(108)	(81)	(69)	(50)	(33)
Bad Debts Recovered	131	97	88	143	111
Provisions Reversed (*)	—	—	—	54	45

Net Charge to the Income Statement	(988)	(1,338)	(1,063)	(1,102)	(721)

(*)	Recorded under “Net Other Income/(Loss)”.

11

During the quarter, Ps.991 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.108 million were made.

	In millions of pesos, except ratios
Table XVII	FY2017			FY2016
Consolidated Regulatory Capital	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Minimum Capital Required (A)	20,086	17,684	16,441	15,258	13,386
Allocated to Credit Risk	15,222	13,440	12,407	11,511	10,036
Allocated to Market Risk	884	558	624	556	398
Allocated to Operational Risk	3,980	3,686	3,410	3,191	2,952

Computable Capital (B)	27,439	25,477	23,454	22,010	20,343
Tier I	21,074	19,384	17,932	16,471	15,213
Tier II	6,365	6,093	5,522	5,539	5,130

Excess over Required Capital (B) - (A)	7,353	7,793	7,013	6,752	6,957

Regulatory Ratio (%)	11.20	11.80	11.68	11.82	12.45

As of September 30, 2017, the Bank’s consolidated computable capital was Ps.7,353 million (36.6%) higher than the Ps.20,086 million capital requirement. As of September 30, 2016, this excess amounted to Ps.6,957 million or 52.0%.

The minimum capital requirement increased Ps.6,700 million as compared to September 30, 2016, mainly as a result of the higher requirements of: (i) Ps.5,186 million due to the growth of the private-sector loan portfolio; and (ii) Ps.1,028 million on operational risk.

Computable capital increased Ps.7,096 million as compared to September 30, 2016, mainly as a consequence of a higher Tier I capital, for Ps.5,861 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.1,235 million increase, mainly due to: (i) 100% of the subordinated notes issued on July 19, 2016, for U$S 250 million which proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

	Percentages
Table XVIII	FY2017			FY2016
Liquidity (unconsolidated)	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Liquid Assets (*) as a percentage of Transactional Deposits	57.27	57.89	80.03	71.79	78.23
Liquid Assets (*) as a percentage of Total Deposits	36.07	36.99	47.48	47.18	41.21

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of September 30, 2017, the Bank’s liquid assets represented 57.27% of the Bank’s transactional deposits and 36.07% of its total deposits, as compared to 78.23% and 41.21%, respectively, as of September 30, 2016.

12

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Cash and Due from Banks	36,144	33,318	50,205	61,132	28,289
Government and Corporate Securities	22,264	28,654	24,423	12,548	22,266
Net Loans	173,733	159,924	146,438	137,451	118,954
Other Receivables Resulting from Financial Brokerage	17,925	17,136	20,669	18,470	16,835
Equity Investments in Other Companies	155	198	187	181	164
Bank Premises and Equipment, Miscellaneous and Intangible Assets	7,749	7,363	6,976	6,571	6,014
Other Assets	4,455	3,802	4,402	3,705	3,447

Total Assets	262,425	250,395	253,300	240,058	195,969

Deposits	164,449	158,212	158,685	151,727	117,511
Other Liabilities Resulting from Financial Brokerage	60,042	57,821	62,586	58,382	51,072
Subordinated Notes	4,360	4,261	3,865	4,065	3,837
Other	7,841	6,570	6,328	5,628	4,961
Minority Interests	1,666	1,481	1,450	1,350	1,234

Total Liabilities	238,358	228,345	232,914	221,152	178,615

Shareholders’ Equity	24,067	22,050	20,386	18,906	17,354

Foreign-Currency Assets and Liabilities
Assets	66,046	59,184	63,491	66,729	35,052
Liabilities	66,661	59,505	65,978	68,544	38,370
Net Forward Purchases/(Sales) of Foreign Currency (1)	(2,378)	932	2,744	4,097	4,806

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 - Law No. 19,550).
(1)	Recorded off-balance sheet.

13

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017			FY2016
	3rd Q	2nd Q	1st Q	4th Q	3rd Q
Financial Income	11,162	10,624	9,901	9,391	9,123
Interest on Loans to the Financial Sector	168	139	109	101	98
Interest on Overdrafts	654	638	655	803	809
Interest on Promissory Notes	1,440	1,263	1,229	1,223	1,300
Interest on Mortgage Loans	96	80	82	97	121
Interest on Pledge Loans	34	27	22	22	21
Interest on Credit-Card Loans	4,061	4,235	4,001	3,861	3,538
Interest on Financial Leases	80	71	68	70	70
Interest on Other Loans	2,264	2,073	1,863	1,629	1,363
Net Income from Government and Corporate Securities	1,374	1,293	999	1,147	1,430
Interest on Other Receivables Resulting from Financial Brokerage	18	13	10	13	11
Net Income from Secured Loans - Decree No.1387/01	—	—	2	—	—
CER Adjustment	59	38	10	6	—
Other	408	296	379	118	163
Quotation Differences on Gold and Foreign Currency	506	458	472	301	199

Financial Expenses	(4,797)	(4,764)	(5,101)	(4,494)	(5,169)
Interest on Saving Accounts Deposits	(1)	—	—	—	—
Interest on Checking Accounts Deposits	(2)	(1)	(2)	(2)	(1)
Interest on Time Deposits	(2,447)	(2,518)	(2,694)	(2,689)	(3,244)
Interest on Subordinated Obligations	(92)	(84)	(80)	(82)	(152)
Other Interest	(262)	(62)	(36)	(15)	(11)
Interest on Interbank Loans Received (Call Money Loans)	(11)	(7)	(14)	(6)	(4)
Interest on Other Financing from Financial Entities	(155)	(132)	(121)	(69)	(51)
Net Losses from Options	—	—	(1)	(5)	(2)
Interest on Other Liabilities Resulting from Financial Brokerage	(998)	(961)	(813)	(801)	(796)
Contributions to the Deposit Insurance Fund	(70)	(70)	(65)	(51)	(50)
CER Adjustment	(13)	(13)	(4)	(4)	(2)
Other	(746)	(916)	(1,271)	(770)	(856)

Gross Financial Margin	6,365	5,860	4,800	4,897	3,954

Provisions for Loan Losses	(1,131)	(1,449)	(1,157)	(1,311)	(881)

Income from Services, Net	3,592	3,673	3,608	3,413	3,071

Administrative Expenses	(5,487)	(5,533)	(4,932)	(4,860)	(4,385)
Personnel Expenses	(2,944)	(2,991)	(2,757)	(2,692)	(2,383)
Directors’ and Syndics’ Fees	(15)	(17)	(19)	(10)	(14)
Other Fees	(190)	(153)	(111)	(161)	(123)
Advertising and Publicity	(219)	(231)	(156)	(183)	(218)
Taxes	(567)	(549)	(490)	(454)	(416)
Depreciation of Premises and Equipment	(121)	(106)	(91)	(85)	(75)
Amortization of Organization Expenses	(161)	(163)	(164)	(181)	(183)
Other Operating Expenses	(734)	(726)	(634)	(563)	(556)
Other	(536)	(597)	(510)	(531)	(417)

Minority Interest Results	(186)	(119)	(156)	(115)	(84)

Income from Equity Investments	61	183	23	19	31

Net Other Income / (Loss)	105	62	181	471	350

Income Tax	(1,302)	(1,013)	(887)	(962)	(813)

Net Income / (Loss)	2,017	1,664	1,480	1,552	1,243

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

14

CONSUMER FINANCE BUSINESS – ADDITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information	FY2017		FY2016	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q17 vs 2Q17	3Q17 vs 3Q16
Total Assets	32,039	31,062	27,397	3.1	16.9
Cash and Due from Banks	416	640	532	(35.0)	(21.8)
Loans	28,547	27,855	24,164	2.5	18.1

Total Liabilities	24,956	24,773	22,353	0.7	11.6
Notes	9,027	9,224	6,647	(2.1)	35.8
Financial Entities	403	907	1,997	(55.6)	(79.8)
Merchants	12,853	11,869	11,442	8.3	12.3

Shareholders’ Equity	7,083	6,289	5,044	12.6	40.4

Net Income	794	511	330	55.4	140.6
Net Financial Income	1,481	1,410	997	5.0	48.5
Net Income from Services	1,636	1,667	1,319	(1.9)	24.0
Provisions for Loan Losses	(441)	(575)	(414)	(23.3)	6.5
Administrative Expenses	(1,682)	(1,829)	(1,403)	(8.0)	19.9

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	7.07	8.20	6.84	(113)	23
Allowance for Loan Losses to Total Loans (%)	7.45	8.21	6.62	(76)	83
Allowance for Loan Losses to Non-Accrual Loans (%)	105.37	100.16	96.72	521	865

	Percentages
Table XX	FY2017	FY2016	Nine Months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/17	09/30/16
Return on Average Assets (*)	10.19	5.26	8.65	5.50
Return on Average Shareholders’ Equity (*)	47.65	26.99	42.64	27.51
Financial Margin (*) (1)	19.34	16.11	18.88	15.54
Net Income from Services as a % of Operating Income (2)	52.49	56.95	53.29	56.72
Net Income from Services as a % of Administrative Expenses	97.27	94.01	96.64	90.44
Administrative Expenses as a % of Operating Income (2)	53.96	60.58	55.15	62.72

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

15

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
	FY2017		FY2016	Variation (%)
Table XXI Selected Information	3rd Q	2nd Q	3rd Q	3Q17 vs 2Q17	3Q17 vs 3Q16
Total Assets	7,610	6,798	4,935	11.9	54.2
Cash and Due from Banks	347	261	340	33.0	2.1
Loans	6,377	5,980	4,099	6.6	55.6

Total Liabilities	6,422	5,701	3,831	12.6	67.6

Deposits	2,194	1,900	1,058	15.5	107.4
Notes	1,938	1,491	1,372	30.0	41.3
Financial Entities	1,140	1,331	662	(14.4)	72.2

Shareholders’ Equity	1,188	1,097	1,104	8.3	7.6

Net Income	91	51	97	78.4	(6.2)
Net Financial Income	551	544	357	1.3	54.3
Net Income from Services	71	65	64	9.2	10.9
Provisions for Loan Losses	(135)	(168)	(82)	(19.6)	64.6
Administrative Expenses	(390)	(365)	(304)	6.8	28.3

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	13.92	13.64	13.28	28	64
Allowance for Loan Losses to Total Loans (%)	8.69	8.58	9.45	11	(76)
Allowance for Loan Losses to Non-Accrual Loans (%)	62.45	62.89	71.21	(44)	(876)

	Percentages
Table XXII	FY2017	FY2016	Nine Months Ended
Profitability and Efficiency	3rd Q	3rd Q	09/30/17	09/30/16
Return on Average Assets (*)	4.99	8.27	4.44	7.23
Return on Average Shareholders’ Equity (*)	30.72	35.50	24.90	26.37
Financial Margin (*) (1)	32.34	33.15	34.24	33.49
Net Income from Services as a % of Operating Income (2)	11.41	15.20	11.52	15.18
Net Income from Services as a % of Administrative Expenses	18.21	21.05	18.85	21.82
Administrative Expenses as a % of Operating Income (2)	62.70	72.21	61.13	69.56

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

16

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2017

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	09/30/17	06/30/17	09/30/16	Quarter	Annual
Assets	2,265	2,539	2,231	(10.8)	1.5
Premiums Receivable	580	559	549	3.8	5.6
Reinsurance Recoverables	4	5	4	(20.0)	0.0
Liabilities	1,419	1,299	1,324	9.2	7.2
Debt with Insureds	248	241	182	2.9	36.3
Debt with Reinsurers	8	11	6	(27.3)	33.3
Debt with Agents and Brokers	137	130	109	5.4	25.7
Insurance Contract Liabilities	383	357	285	7.3	34.4

Shareholders’ Equity	846	1,240	907	(31.8)	(6.7)

Net Income	108	115	200	(6.1)	(46.0)

Earned Premiums	791	789	873	0.3	(9.4)
Incurred Claims	(91)	(110)	(116)	(17.3)	(21.6)
Net Investment Income	92	88	98	4.5	(6.1)
Commissions and Other	(317)	(285)	(200)	11.2	58.5
Operating Expenses	(291)	(293)	(255)	(0.7)	14.1

Annualized Sales	452	409	283	10.5	59.7

	Percentages

Table XXIV	Quarters ended:		Nine Months ended:
Profitability	09/30/17	09/30/16	09/30/17	09/30/16
Return on Average Assets (*)	18.02	35.99	19.58	42.54
Return on Average Shareholders’ Equity (*)	37.66	83.52	38.23	88.32

(*)	Annualized.

17

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table XXV: Selected Information	FY2017		FY2016	Variation (%)
	3rd Q	2nd Q	3rd Q	3Q17 vs 2Q17	3Q17 vs 3Q16
Shareholders’ Equity	321	203	138	58.1	132.6
Net Income	119	104	60	14.4	98.3
Fees and Commissions	186	171	98	8.8	89.8
Administrative Expenses	(12)	(13)	(9)	(7.7)	33.3
Commercial Expenses	(11)	(9)	(5)	22.2	120.0

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	3rd Q 17	3rd Q 16	Ps.	%
Fima Premium	7,540	4,807	2,733	56.9
Fima Ahorro Pesos	20,918	16,435	4,483	27.3
Fima Ahorro Plus	21,143	10,546	10,597	100.5
Fima Capital Plus	384	628	(244)	(38.9)
Fima Renta en Pesos	545	243	302	124.3
Fima Renta Plus	458	248	210	84.7
Fima Abierto Pymes	238	173	65	37.6
Fima Acciones	323	105	218	207.6
Fima PB Acciones	973	284	689	242.6
Fima Mix I	6	607	(601)	(99.0)
Fima Renta Dólares I	17,114	—	17,114	100.0
Fima Renta Dólares II	5,354	1,865.00	3,489	187.1

Total Assets Under Management	74,996	35,941	39,055	108.7

18

RECENT DEVELOPMENTS

CAPITAL INCREASE

On September 29, 2017, after the primary offering period ended on September 26, 2017, Grupo Financiero Galicia issued 109,999,996 Class B Shares at US$5 per share. In addition, the underwriters exercised their option to purchase 16,500,004 additional Class B Shares at US$5 per share, which were issued on October 4, 2017.

The table below shows the number of outstanding shares:

	Class A Shares	Class B Shares	Total
As of June 30, 2017	281,221,650	1,019,042,947	1,300,264,597
Capital increase	—	109,999,996	109,999,996

As of September 30, 2017	281,221,650	1,129,042,943	1,410,264,593

Green shoe	—	16,500,004	16,500,004

Total outstanding shares	281,221,650	1,145,542,947	1,426,764,597

NOTES

On October 23, 2017, Grupo Financiero Galicia settled its Class VI Series II Notes on the applicable due date for Ps.116.8 million. As a result, there is no outstanding debt within the notes program that was initiated during the 2009 fiscal year.

ACQUISITION OF A MINORITY INTEREST IN TARJETAS REGIONALES

During August 2017, Grupo Financiero Galicia accepted irrevocable offers made by minority shareholders for the sale of 6% interest in Targetas Regionales S.A., for US$ 49 million. The acquisition will be completed on January 5, 2018.

MERGER OF TARJETA NARANJA AND TARJETAS CUYANAS

During September 2017, Tarjeta Naranja S.A (absorbing company) and Tarjetas Cuyanas S.A. (absorbed company) consummated a Prior Merger Commitment, through which, as of October 1, 2017, Tarjeta Naranja S.A. absorbed the assets and liabilities of Tarjetas Cuyanas S.A.

SPLIT OF TARJETAS REGIONALES

After the end of the quarter, the Board of Directors of Banco Galicia, decided to initiate the steps to carry out a reorganization process, which will consist of the split off of a part of the Bank’s equity comprised of its 77% interest in Tarjetas Regionales S.A., which will be incorporated into the equity of Grupo Financiero Galicia.

BANCO GALICIA CAPITAL INCREASE

The Board of Directors of Grupo Financiero Galicia S.A. has authorized the assumption of an irrevocable commitment to increase the capital of Banco Galicia for up to Ps7,000 million, which will consummated immediately after receiving all the required regulatory approvals to proceed with the split off transaction regarding Tarjetas Regionales S.A. discussed above.

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IFRS REGULATIONS

Beginning with the financial statements corresponding to the first quarter of the 2017 fiscal year, the adjustments corresponding to the application of IFRS are reported as a note to the balance sheet. IFRS will be fully applied from the 2018 fiscal year. As of September 30, 2017, the adjustment to Banco Galicia’s net worth as a result of the application of these standards amounts to Ps.3,130 million, reaching an adjusted net worth of Ps.27,197 million. For Grupo Financiero Galicia, the adjustment amounts to Ps.2,837 million and the adjusted balance amounts to Ps.38,032 million. These figures are subject to change and may only be considered definitive when preparing the annual financial statements for the year in which IFRS are applied for the first time.

DISTRIBUTION NETWORK

During and after the end of the quarter, the Bank increased its distribution network with the opening of 5 new branches in the City of Buenos Aires and 2 in the Province of Buenos Aires.

REGULATORY CHANGES

CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

Through its Communiqué “A”6352, issued on November 3, the Argentine Central Bank established the amount to be granted under “Credit Line for Production Financing and Financial Inclusion” for 2018, at the end of which this credit line will be discontinued. During 2018, financial institutions must have at the end of each month an average balance of financing equivalent to a certain percentage of the deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of November 2017. This percentage was established at 16.5% for January 2018 and will be reduced by 1.5 percentage points every month until reaching 0% in December 2018.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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